December 29, 2011

VIA EDGAR

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Under Armour, Inc.
Form 10-K for Fiscal Year End December 31, 2010
Filed February 24, 2011
File No. 001-33202

Dear Mr. Reynolds:

Under Armour, Inc. (“we”, “our”, “UA” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated December 14, 2011. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

Comment 1.	We note your response to prior comments stating that the key performance metrics used by your CODM to assess performance and allocate resources are revenues, gross margin, contribution margin and inventory. Please confirm to us, if true, that the CODM:

•

Does not receive key performance metrics reports on any of the Company’s Business Units, orally, online, in print, or otherwise directly or indirectly, from the Business Unit Leaders or from other corporate officers, including but not limited to the Chief Operating Officer, and Executive Vice Presidents (collectively “Segment Managers”), Chief Financial Officer or their respective staff.

•	Neither assesses performance of nor approves allocations of corporate resources to Business Units, but, instead, defers to the Chief Financial Officer, Segment Managers, or others for these functions.

Securities and Exchange Commission

December 29, 2011

Response

We believe we have appropriately considered the guidance set forth in ASC 280, including the consideration of the information that is regularly reviewed by the chief operating decision maker (“CODM”) to allocate resources and assess performance, in the identification of our geographic operating segments.

Our CODM reviews discrete financial information, including key performance metrics on a geographic and consolidated basis. This information is also provided to the CODM for his regular review in connection with the Company’s budget process and the quarterly review of operating results. We do not provide our CODM with discrete financial information for our Business Units, below net revenues for his regular review.

From time to time, the CODM may receive discrete financial information, including key performance metrics, about individual Business Unit operations, orally, online, in print, or otherwise directly or indirectly from the Business Unit Leaders, Segment Managers, the Chief Financial Officer, other corporate officers or their respective staff, generally in connection with broader strategic discussions. However, he does not receive this information on a regular basis. Furthermore, this information is not utilized by the CODM to allocate resources or to assess performance. For further discussion, please refer to our response to the Staff Comment 1 in our letter dated November 14, 2011. Reporting segment information on a geographic basis represents how our CODM assesses performance and allocates resources and provides our readers financial information about Under Armour as seen through the eyes of our CODM.

The CODM assesses performance and approves allocations of corporate resources at the consolidated level and by Operating Segment. The CODM is also involved in strategic decisions for marketing investments and other major strategic decisions within the Company. The CODM has significant involvement in the allocation of corporate resources that benefit or influence the Company across all of the Business Units primarily because the Company operates predominantly in one industry: the design, development, marketing and distribution of branded performance apparel, footwear and accessories. Our CODM does not allocate resources nor assess performance for the Business Units. The CODM relies on the CFO, Segment Managers and Business Unit Managers to make decisions that will meet the confined resources he allocates to the Operating Segments. For further details on our budgeting and resource allocating process, please refer to our responses to the Staff’s Comments 2 and 3 in our letter dated November 14, 2011.

Comment 2.

We note your response to prior comment five and general disclosure in Management Discussion and Analysis in your 10K on the gross profit margin relationship of your footwear and apparel product categories. We also note that your gross profit decreased by 2.5% and 2% during the three and nine months ended September 30, 2011 due to variability in product mix, input costs and other factors. Additionally, we note diverging growth trends in your product categories. To help investors gain a more thorough understanding of your earnings, trends in

Securities and Exchange Commission

December 29, 2011

profitability, and potential variability, please provide a more robust discussion that includes the gross profit percentages or amounts associated with each of your product categories for each period presented. Please also discuss historical trends, factors causing them, and your consideration as to whether those trends are likely to continue. If you are unable to assess whether trends are likely to continue, please disclose the reasons why. Please provide us with the text of your proposed disclosure based on your September 30, 2011 results that you plan to include in future filings. Please see SEC Release 33-8350 for guidance.

Response

To the extent that a mix in product category or distribution is a primary driver of a variance in the Company’s gross margins on a comparable basis, we separately disclose the impact of these drivers to the consolidated Company. As a point of clarity, in our September 30, 2011 Form 10-Q, we noted the impact of a less favorable product mix within North American apparel, which was referring to the differences in margin of various product sub-categories (i.e., Training, Baselayer, Hunting, etc.) within the apparel product category, as opposed to the differences in margin caused by the mix among the apparel, footwear and accessories product categories. In future filings, to the extent material, we will more clearly discuss the approximate impact that the change in the mix of products within a category (i.e., sub-categories) has on the Company’s margins.

In future filings, to the extent material, we will also endeavor to provide a more robust discussion of the drivers of gross profit, including the impact of mix among product categories as well as trends. For example, in our September 30, 2011 Form 10-Q we highlighted the one-time estimated impact on the Company’s gross profit that was caused by management’s strategic decision to bring the sale of our hats and bags in-house. This impact on gross profit was due to a change in product category mix as these products were previously sold under a license arrangement and are now included primarily in our U.S. Wholesale Accessories Business Unit.

Furthermore, we do not track global gross profit amounts by product category. Therefore, providing global gross profit percentage or dollars by product category would be a movement towards publicly disclosing information that is currently not reviewed by management, which we believe is inconsistent with the provisions of SEC Release 33-8350. However, we will endeavor to provide more details on the specific drivers of gross profit to help investors gain a more thorough understanding of our earnings, trends in profitability and potential variability.

As requested, we are providing for the Staff’s review an example of more detailed discussion of the drivers of gross profit and trends based on our results for the three and nine months ended September 30, 2011. The enhanced disclosures are included in italics.

Gross profit increased $57.7 million to $225.1 million for the three months ended September 30, 2011 from $167.4 million for the same period in 2010. Gross profit as a percentage of net revenues, or gross margin, decreased 250 basis points to 48.4% for the three months ended September 30, 2011 compared to 50.9% during the same period in 2010. The decrease in gross margin percentage was primarily driven by the following:

•	increase in mix of lower margin product sales within North American apparel and higher input cost, now including cotton, accounting for an approximate 140 basis point decrease;

Securities and Exchange Commission

December 29, 2011

•

decrease in license revenues due to bringing hats and bags sales in-house effective January 1, 2011, accounting for an approximate 70 basis point decrease. We do not expect this trend to continue beyond 2011 following the anniversary of this transition of our hats and bags sales in-house; and

•

impact of favorable inventory reserve reductions for apparel and footwear in the prior year, partially offset by improved liquidation sales in the current year, accounting for an approximate 60 basis point decrease; partially offset by

•	decrease in apparel discounts and sales allowance reserves accounting for an approximate 20 basis point increase.

For the remainder of 2011, we anticipate that our gross margin will continue to face pressure from macroeconomic factors including rising product input cost.

Gross profit increased $130.0 million to $504.9 million for the nine months ended September 30, 2011 from $374.9 million for the same period in 2010. Gross profit as a percentage of net revenue, or gross margin, decreased 200 basis points to 47.2% for the nine months ended September 30, 2011 compared to 49.2% during the same period in 2010. The decrease in gross margin percentage was primarily driven by the following:

•	increase in mix of lower margin product sales within North American apparel and higher input cost, now including cotton, accounting for an approximate 130 basis point decrease; and

•

decrease in license revenues due to bringing hats and bags sales in-house effective January 1, 2011, accounting for an approximate 60 basis point decrease. We do not expect this trend to continue beyond 2011 following the anniversary of this transition of our hats and bags sales in-house.

For the remainder of 2011, we anticipate that our gross margin will continue to face pressure from macroeconomic factors including rising product input cost.

In addition, pursuant to the Staff’s letter, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

December 29, 2011

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (410) 454-6653 or David Bergman, Controller, at (410) 454-6671 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Brad Dickerson

Brad Dickerson
Chief Financial Officer